Gary R. Henrie
                                 Attorney at Law
10616  Eagle  Nest  Street                              Telephone: 702-616-3093
Las  Vegas,  NV  89141                                  Facsimile: 702-263-8102
                                                         E-mail: grhlaw@cox.net


THE  UNITED  STATES  SECURITIES
AND  EXCHANGE  COMMISSION
Attention:  Michael McCoy
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.,  Mail  Stop  0304
Washington,  D.C.  20549-0304

     RE:    Custom Branded Networks, Inc.
            Preliminary Information Statement on Schedule 14A
            File No.  0-28543

Dear Mr. McCoy:

This letter is in response to your comment letter dated Dec. 8, 2004, regarding the Schedule 14A filed by Custom Branded Networks, Inc., and accompanies Amendment No. 2 to the filing.

Comments 1 through 2 have been addressed by changes in the disclosure under Proposal I and Proposal II. I believe your review of this new material will readily demonstrate our responses to these comments.

Also with respect to comment one, we advise supplementally that our prior president, Mr. John Platt, was experienced in private label internet solutions. When Mr. Platt was ultimately unable to create a viable business for the Company As a turnkey private label internet solutions provider, the shareholders dismissed the services of Mr. Platt and retained the services of our current president Mr. Carter to redirect the focus of the Company. Mr. Carter is not experienced in private label internet solutions but has now focused the Company in a direction in which he is qualified as reflected in our disclosure in the proxy statement.

Thank you for your assistance.

Very truly yours,

/s/ Gary R. Henrie
Gary R. Henrie